Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOLBEC PHARMACEUTICALS LTD**
ABN	**85 061 289 218**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grant Karl Maynard BENNETT
Date of appointment	4th September 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
4,844,286 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
AMB Holdings Pty Limited (Director shareholder)	255,413 ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

END